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                                             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 3                                                    Washington, D. C. 20549

                                                                                                               OMB Number: 3235-0104


                                        INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                        Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)
-----------------------------------------------------------------------------------------------------------------------------------
|                                             |                         |                                                          |
|1. Name and Address of Reporting Person *    |2. Date of Event         |4. Issuer Name and Ticker or Trading Symbol               |
|                                             |   Requiring Statement   |          QUEPASA.COM, INC. (PASA)                        |
|  Dixon           Robert                  E. |   (Month/Day/Year)      |----------------------------------------------------------|
|---------------------------------------------|                         |5. Relationship of Reporting |6. If Amendment,            |
| (Last)          (First)             (Middle)|       10/18/02          |    Person(s) to Issuer      |Date of Original            |
|                                             |                         |    (Check all applicable)   |(Month/Day/Year)            |
|  150 Post Street, Suite 405                 |-------------------------|                             |                            |
|---------------------------------------------|                         |[ ] Director [X] 10% Owner   |                            |
|                (Street)                     |3. I.R.S. Identification |[ ] Officer  [ ] Other       |----------------------------|
|                                             |   Number of Reporting   |   (give        (specify     |7. Individual or            |
|  San Francisco            CA          94108 |   Person, if an entity  |    title        below)      |  Joint/Group Filing        |
|---------------------------------------------|   (voluntary)           |    below)                   |(check applicable line)     |
| (City)                      (State)   (Zip) |                         |                             |[ ] Form Filed By One       |
|                                             |                         |                             |   Reporting Person         |
|                                             |                         |                             |[X] Form Filed By More      |
|                                             |                         |                             |   than one Reporting Person|
-----------------------------------------------------------------------------------------------------------------------------------|
|                                             |                                                                                    |
|                                             | Table I  -  Non-Derivative Securities Beneficially Owned                           |
-----------------------------------------------------------------------------------------------------------------------------------|
|1. Title of Security                        |2. Amount of Securities       |3. Ownership       |4. Nature of Indirect Beneficial  |
|  (Instr. 4)                                |   Beneficially Owned         |   Form: Direct    |   Ownership                      |
|                                            |   (Instr. 4)                 |   (D) or Indirect |   (Instr. 5)                     |
|                                            |                              |   (I) (Instr. 5)  |                                  |
|                                            |                              |                   |                                  |
|--------------------------------------------|------------------------------|-------------------|----------------------------------|
|  Common Stock                              |     1,712,722                |        I          | Control person of Sutter Holding |
|                                            |                              |                   | Company, Inc.                    |
-----------------------------------------------------------------------------------------------------------------------------------|
|  Common Stock                              |       393,050                |        I          | Control person of Sutter         |
|                                            |                              |                   | Opportunity Fund 2, LLC          |
-----------------------------------------------------------------------------------------------------------------------------------|



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currrently valid OMB control number.


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FORM 3 (Continued)
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                                         Table II - Derivative Securities Beneficially Owned
                                    (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
|                                  |                  |                            |               |             |                 |
|1 Title of Derivative Security    |2. Date           |3. Title and Amount of      |4. Conversion  |5. Ownership |6. Nature of     |
|  (Instr. 4)                      |   Exercisable and|   Securities Underlying    |   or Exercise |   Form of   |   Indirect      |
|                                  |   Expiration Date|   Derivative Security      |   Price of    |   Deriva-   |   Beneficial    |
|                                  |  (Month/Day/Year)|   (Instr. 4)               |   Derivative  |   tive      |   Ownership     |
|                                  |------------------|----------------------------|   Security    |   Security: |   (Instr. 5)    |
|                                  | Date   | Expir-  |                  | Amount  |               |   Direct (D)|                 |
|                                  | Exer-  | ation   |      Title       | or      |               |   or        |                 |
|                                  | cisable| Date    |                  | Number  |               |   Indirect  |                 |
|                                  |        |         |                  | of      |               |   (I)       |                 |
|                                  |        |         |                  | Shares  |               |   (Instr. 5)|                 |
|                                  |        |         |                  |         |               |             |                 |
|----------------------------------|--------|---------|------------------|---------|---------------|-------------|-----------------|
|                                  |        |         |                  |         |               |             |                 |
|----------------------------------|--------|---------|------------------|---------|---------------|-------------|-----------------|
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:*** Robert E. Dixon is Co-Chief Executive Officer and a director of Sutter Holding Company, Inc., the direct owner of 1,712,722 Shares included in this report. Robert E. Dixon is manager of Sutter Capital
                             Management, LLC which is manager of Sutter Opportunity Fund 2, LLC, the direct owner of 393,050 shares included in this report. Sutter Opportunity Fund 2, LLC holds approximately 31% of the capital stock of
                             Sutter Holding Company, Inc. All entities have the same business address as Mr. Dixon set forth in Item
                             1 above.


                                                                           Signatures of Reporting Persons


                                                                           /s/ Robert E. Dixon                       10/24/2002
                                                                           -------------------------------------     ----------
                                                                               Robert E. Dixon                          Date


                                                                           Sutter Capital Management, LLC


                                                                           BY:   /s/ Robert E. Dixon                     10/24/2002
                                                                                 -----------------------------------     ----------
                                                                                     Robert E. Dixon, Manager               Date


                                                                           Sutter Opportunity Fund 2, LLC

                                                                           BY: Sutter Capital Management, LLC
                                                                               Manager


                                                                                BY:   /s/ Robert E. Dixon                10/24/2002
                                                                                      ---------------------------------  ----------
                                                                                          Robert E. Dixon, Manager          Date


                                                                           Sutter Holding Company, Inc.


                                                                           BY:   /s/ Robert E. Dixon                     10/24/2002
                                                                                 -----------------------------------     ----------
                                                                                     Robert E. Dixon, Co-Chief               Date
                                                                                     Executive Officer

*  If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**  Intentional misstatement or ommissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: Transmit one copy of this Form to EDGAR, using a typed signature. If space is insufficient, see Intruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currrently valid OMB number.
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